UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

                                                                          FORM 4

       Filed pursuant to Section 16(a) of the  Securities  Exchange Act of 1934,
       Section  17(a)  of the  Public  Utility  Holding  Company  Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person

       Elliott International, L.P. (f/k/a Westgate International, L.P.) c/o HSBC Financial Services (Cayman) Limited
       P.O. Box 1109, Mary Street
       Grand Cayman, Cayman Islands, British West Indies

2.     Issuer Name and Ticker Trading Symbol

       Illinois Superconductor Corporation (ISCO)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for (Month/Day/Year)

       12/00

5.     If Amendment, Date of Original (Month/Year)

6.     Relationship of Reporting Person to Issuer (Check all applicable)

       [x] Director
       [ ] Officer (give title below)
       [x] 10% Owner
       [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by one Reporting Person
       [ ] Form filed by more than one Reporting Person












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Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.     Title of Security (Instr. 3)

       (a) Common Stock
       (b) Common Stock
       (c) Common Stock
       (d) Common Stock

2.     Transaction Date (Month/Day/Year)

       (a) 12/29/00
       (b) 12/29/00
       (c) 12/29/00
       (d) 12/29/00

3.     Transaction Code (Inst. 8)

       (a) X
       (b) X
       (c) X
       (d) X

       V

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

        Amount:

       (a)   526,250
       (b) 3,699,491
       (c) 5,786,539
       (d) 7,262,213

             (A) or (D):

       (a) A
       (b) A
       (c) A
       (d) A

        Price:

       (a) $.25
       (b) $.25
       (c) $.25
       (d) $.25

5.     Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

       (a) - (d) 19,900,974



                                              (Page 2 of 6)

6.     Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

       (a) D
       (b) D
       (c) D
       (d) D

7.     Nature of Indirect Beneficial Ownership (Instr. 4)

       Not applicable.


     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.










                                              (Page 3 of 6)

Table II  -  Derivative Securities Acquired, Disposed of, or Beneficially Owned
             (e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)

       (a) 2% Senior Convertible Notes
       (b) 6% Senior Convertible Notes
       (c) 2% Senior Convertible Notes
       (d) 10% Notes

2.     Conversion or Exercisable Price of Derivative Security

       (a) $.25
       (b) $.25
       (c) $.25
       (d) $.25

3.     Transaction Date (Month/Day/Year)

       (a) 12/29/00
       (b) 12/29/00
       (c) 12/29/00
       (d) 12/29/00

4.     Transaction Code (Instr. 8)

             Code

       (a) X
       (b) X
       (c) X
       (d) X

             V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             (A)


             (D)

       (a)   $125,000 face amount
       (b)   $833,333 face amount
       (c) $1,288,889 face amount
       (d) $1,666,668 face amount


                                              (Page 4 of 6)

6.     Date Exercisable and Expiration Date (Month/Day/Year)

             Date Exercisable:

       (a) Immediately
       (b) Immediately
       (c) Immediately
       (d) Immediately

                                Expiration Date:

       (a) 5/15/02
       (b) 5/15/02
       (c) 5/15/02
       (d) 1/02/01

7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

             Title:

       (a) Common Stock
       (b) Common Stock
       (c) Common Stock
       (d) Common Stock

             Amount or Number of Shares:

       (a)   526,250
       (b) 3,699,491
       (c) 5,786,539
       (d) 7,262,213

8.     Price of Derivative Security (Inst. 5)*

       (a)   $125,000
       (b)   $833,333
       (c) $1,288,889
       (d) $1,666,668




                                              (Page 5 of 6)

9.     Number of Derivative Securities Beneficially Owned at End of Month
       (Instr. 4)

       (a) 0
       (b) 0
       (c) 0
       (d) 0

10.    Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
       (Instr. 4)

       (a) D
       (b) D
       (c) D
       (d) D

11.    Nature of Indirect Beneficial Ownership (Instr. 4)

       Not Applicable.


Explanation of Responses:

       * The Reporting Person received warrants to purchase shares of the issuer's common stock in addition to each of these derivative securities for the above-noted aggregate purchase prices.


       #Intentional misstatement or omissions of facts constitute Federal
        Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Dated: January 10, 2001


             ELLIOTT INTERNATIONAL, L.P.
             By: Elliott International Capital Advisors, Inc.,
                    as Attorney-in-Fact


                 By: /s/ Elliot Greenberg
                           Elliot Greenberg
                           Vice President

                 #Signature of Reporting Person



                                              (Page 6 of 6)